Exhibit 95

MINE SAFETY DISCLOSURE

The following disclosures are provided pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Item 104 of Regulation S-K, which require certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).

Mine Safety Information. Whenever the Federal Mine Safety and Health Administration (“MSHA”) believes a violation of the Mine Act, any health or safety standard or any regulation has occurred, it may issue a citation which describes the alleged violation and fixes a time within which the U.S. mining operator (e.g. our subsidiaries, Black Range Minerals Limited and Pinon Ridge Mining, LLC) must abate the alleged violation. In some situations, such as when MSHA believes that conditions pose a hazard to miners, MSHA may issue an order removing miners from the area of the mine affected by the condition until the alleged hazards are corrected. When MSHA issues a citation or order, it generally proposes a civil penalty, or fine, as a result of the alleged violation, that the operator is ordered to pay. Citations and orders can be contested and appealed, and as part of that process, are often reduced in severity and amount, and are sometimes dismissed. The number of citations, orders and proposed assessments vary depending on the size and type (underground or surface) of the mine as well as by the MSHA inspector(s) assigned. In addition to civil penalties, the Mine Act also provides for criminal penalties for an operator who willfully violates a health or safety standard or knowingly violates or fails or refuses to comply with an order issued under Section 107(a) or any final decision issued under the Act.

The below table reflects citations and orders issued to us by MSHA during the quarter ended June 30, 2026.

Additional information about the Act and MSHA references used in the table follows.

●	Section 104(a) Significant and Substantial (“S&S”) Citations: Citations received from MSHA under section 104(a) of the Mine Act for violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard.

●	Section 104(b) Orders: Orders issued by MSHA under section 104(b) of the Mine Act, which represents a failure to abate a citation under section 104(a) within the period of time prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines that the violation has been abated.

●	Section 104(d) S&S Citations and Orders: Citations and orders issued by MSHA under section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory, significant and substantial health or safety standards.

●	Section 110(b)(2) Violations: Flagrant violations issued by MSHA under section 110(b)(2) of the Mine Act.

●	Section 107(a) Orders: Orders issued by MSHA under section 107(a) of the Mine Act for situations in which MSHA determined an “imminent danger” (as defined by MSHA) existed.

	Section		Section 104(d) S&S			($ in millions)
	104(a) S&S	Section 104(b)	Citations and	Section 110(b)(2)	Section 107(a)	Proposed MSHA
Mine (1)	Citations	Orders	Orders	Violations	Orders	Assessments	Fatalities
Carnation	—	—	—	—	—	$—	—
Sunday Mine	—	—	—	—	—	—	—
St. Jude Mine	—	—	—	—	—	—	—
Topaz	—	—	—	—	—	—	—
West Sunday	—	—	—	—	—	—	—
TOTAL	—	—	—	—	—	$—	—

(1)	The definition of a mine under section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting minerals, such as land, structures, facilities, equipment, machines, tools, and minerals preparation facilities. Unless otherwise indicated, any of these other items associated with a single mine have been aggregated in the totals for that mine. MSHA assigns an identification number to each mine and may or may not assign separate identification numbers to related facilities such as preparation facilities. We are providing the information in the table by mine rather than MSHA identification number because that is how we manage and operate our mining business and we believe this presentation will be more useful to investors than providing information based on MSHA identification numbers.

Pattern or Potential Pattern of Violations. During the six months ended June 30, 2026, none of the mines operated by us received written notice from MSHA of (a) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under section 104(e) of the Mine Act or (b) the potential to have such a pattern.

Pending Legal Actions. As of June 30, 2026, the Company had no pending legal actions before the Federal Mine Safety and Health Review Commission (the “Commission”), an independent adjudicative agency that provides administrative trial and appellate review of legal disputes arising under the Mine Act, and no such legal actions were instituted or resolved during the six months ended June 30, 2026.